Cue Energy Resources Limited

A.B.N. 45 066 383 971

04046946

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

7 December 2004

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited
A.B.N. 45 066 383 971

RELEASE

Cue Accepts New Australian Exploration Permits

Cue is pleased to announce that it has accepted the grant of Exploration Permits T/37P and T/38P in the Bass Basin on behalf of Galveston Mining Corporation Pty Ltd, a wholly owned subsidiary of Cue Energy Resources Limited, 50% interest and Exoil Limited, 50% interest.

Permits T/37P and T/38P cover the bid areas T2003-1 and T2003-2 and are immediately adjacent to the Yolla gas condensate field which is nearing first production. Permit T/38P contains the Pelican tight gas discovery.

The joint venture will pursue an exploration programme that includes 3D seismic.

A map is attached.

Any queries regarding the announcement should be directed to the company on (03) 96297577 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

7 December 2004

Cue Energy Resources Limited



Seal 1
145°
146°
147°
Toolka 1
0
50km
Koorkah 1
Cormorant 1
King 1
Barramundi 1
T02-4
T02-3
Bass 1
White Ibis 1
Yolla 1,2
Tilana 1
Bass 2
T/RL 1
T/37P
Yurongi 1
Dondu 1
Bass 3
Tarook 1
Nangkero 1
T/18P R3
Poonboon 1
Squid 1
Chat 1
Naranbo 1
T/38P
Flinders 1
Pipipa 1
Duncon 1
40°
Tasmanian Devil 1
Stanley
WA
NT
QLD
SA
NSW
41°
Devonport
Tasmania
EL 13/98

Source: Department of Industry Tourism Resources